Mail Stop 6010

August 18, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attn: John L. Krug, Senior Counsel
Division of Corporation Finance

Re: GeneThera, Inc.
Registration Statement on Form SB-2
File Number: 333-136503
Filed: August 17, 2006

Dear Mr. Krug:

We have revised our SB-2 due to the following reasons. Please see below each change we have made toward the SB-2 with the following page numbers.

1. Throughout the prospectus you refer to an equity investment agreement dated March 6, 2006. In addition, you have incorporated as an exhibit an equity investment agreement you state was filed with a Form 8-K on August 10, 2006. It appears to the staff the equity investment agreement to which the registration statement relates was one entered into on May 2, 2006 and that there was no Form 8-K filed on August 10, 2006. Please advice or revise the registration statement and exhibits as may be appropriate. We changed all the dates related to equity investment agreement from March 6, 2006 to May 2, 2006 on the following pages: 2, 4, 12, 13, II-2. The Form 8-K was not filed on August 10, 2006, it was filed August 8, 2006; we corrected the date on page: II-2.

2. We note you have registered 10.625 million shares of common stock for resale and have included information relative to the number of shares that would be outstanding if the line is funded at various share prices. We note however you have not utilized your current stock price in the examples. In addition, the information provided on page 5 concerning the number of shares that would be outstanding if all shares underlying the equity line and the commitment were sold does not appear to take into account current stock prices and the possible dilutive effect of the sale of shares pursuant to the equity line. Please advice or revise. We updated the following example charts on Page 5 & 12 to show the current stock price and to show the correct share amount that would be issued.

3. The registration statement should also be signed by registrant’s controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which he or she signs the registration statement. See instruction 2 to Signature in Form SB-2. The controller signature was added to page II-4.

Sincerely,

Dr. Tony Milici
Chief Executive Officer

TM/JS

Enclosure